Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is being made to all holders of Shares. The Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If the Purchaser becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, it will make a good faith effort to comply with any such law. If, after such good faith effort, it cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions, if any, where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

EMULEX CORPORATION

at

$8.00 Per Share

by

EMERALD MERGER SUB, INC.

a wholly owned subsidiary of

AVAGO TECHNOLOGIES WIRELESS (U.S.A.) MANUFACTURING INC.

an indirect wholly owned subsidiary of

AVAGO TECHNOLOGIES LIMITED

Emerald Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (“Parent”), a Delaware corporation and an indirect wholly owned subsidiary of Avago Technologies Limited (“Avago”), a company organized under the laws of the Republic of Singapore, is offering to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Emulex Corporation (the “Company” or “Emulex”), a Delaware corporation, at a price per Share of $8.00 in cash (the “Offer Price”), without interest, subject to any withholding of taxes required by applicable law. This offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated April 7, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MAY 5, 2015 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME,

ON MAY 4, 2015), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

As further described in the Offer to Purchase, “on a fully diluted basis” means, as of any date, (i) the number of Shares outstanding, plus (ii) the number of Shares the Company is then required to issue pursuant to options, warrants, rights or other obligations outstanding at such date under any employee stock option or other benefit plans, warrant agreements, the Company’s 1.75% Convertible Senior Notes due 2018 (after giving effect to any Make-Whole Fundamental Change (as defined in that certain Indenture, dated as of November 18, 2013, by and between the Company and U.S. Bank National

Association, as trustee, and assuming conversions are settled in full in Shares)) or otherwise (assuming all options and other rights to acquire or obligations to issue such Shares are fully vested and exercisable and all Shares issuable at any time have been issued and regardless of the conversion or exercise price or other terms or conditions of any security), including pursuant to each stock option or other equity plan of the Company.

Tendering stockholders who are record owners of Shares and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) in accordance with the terms of the Offer will not be obligated to pay brokerage fees or commissions on the sale of Shares pursuant to the Offer. Stock transfer taxes with respect to the transfer and sale of any Shares will be withheld and deducted from the purchase price of such Shares purchased as set forth in Instruction 6 of the Letter of Transmittal.

Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any service fees or commissions.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 25, 2015, by and among Parent, the Purchaser and the Company (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Purchaser and the Company have agreed to take all necessary and appropriate actions to cause the Purchaser to merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent. The closing of the Merger will occur as promptly as practicable and in any event no later than the second business day after the conditions set forth in the Merger Agreement are satisfied or waived. If, after the consummation of the Offer, the Purchaser and any other subsidiary of Parent hold at least 90% of the outstanding Shares, the Purchaser and the Company have agreed to take all necessary and appropriate actions to cause the Merger to become effective as promptly as practicable, without a meeting of the stockholders of the Company, in accordance with Section 253 of the General Corporation Law of the State of Delaware (“Delaware Law”). In the event that the Merger cannot be effected pursuant to Section 253 of Delaware Law, then, as promptly as practicable following the consummation of the Offer, each of the Purchaser and the Company will take all necessary and appropriate actions to cause the Merger to become effective, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of Delaware Law. In either case, if the aforementioned conditions are met and the Merger is effected pursuant to Section 253 or Section 251(h) of Delaware Law, the Merger will take place without a vote or any further action by the stockholders of the Company. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the Offer Price, without interest, subject to any withholding of taxes required by applicable law, except as provided in the Merger Agreement with respect to Shares owned by Parent, the Company or any of their direct or indirect wholly owned subsidiaries or Shares held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of Delaware Law (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal).

The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there being validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date (as defined below)) in the Offer and not properly withdrawn prior to the date on which the offer expires that number of Shares that, together with the number of Shares (if any) then owned by Parent or any of its wholly owned direct or indirect subsidiaries (or with respect to which Parent or any of its wholly owned direct or indirect subsidiaries otherwise has sole voting power) represents a majority of the Shares then outstanding on a fully diluted basis and no less than a majority of the voting power of the shares of capital stock of the Company then outstanding on a fully diluted basis and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (collectively, the “Minimum Condition”), (ii) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Required Governmental Approval”) and (iii) the satisfaction or waiver by the Purchaser of the other conditions and requirements of the Offer described in the Offer to Purchase.

THE BOARD OF DIRECTORS OF EMULEX UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

THE BOARD OF DIRECTORS OF EMULEX HAS UNANIMOUSLY (1) DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, EMULEX AND ITS STOCKHOLDERS; (2) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER; AND (3) RECOMMENDED THAT EMULEX’S STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO US IN THE OFFER AND, TO THE EXTENT APPLICABLE, APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

Upon the terms and subject to the conditions to the Offer (as described in the Offer to Purchase), the Purchaser will accept for payment and thereafter pay for all Shares validly tendered and not properly withdrawn prior to 12:00 midnight, New York City time, on May 5, 2015 (one minute after 11:59 p.m., New York City time, on May 4, 2015) (such date and time, the “Expiration Date”), unless (i) the Purchaser extends the period during which the Offer is open pursuant to and in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means the latest date and time at which the Offer, as so extended by the Purchaser, will expire) or (ii) the Merger Agreement has been earlier terminated. Pursuant to the Merger Agreement, the Purchaser will extend the Offer (i) for any period required by any applicable rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or its staff or for any period otherwise required by applicable law and (ii) on one or more occasions, for successive periods of up to 20 business days each, the length of each such period (subject to such 20 business day maximum) to be determined by Parent in its sole discretion, if on or prior to any then scheduled Expiration Date, any condition to the Offer (including the Minimum Condition and the other conditions and requirements set forth in the Merger Agreement) has not been satisfied, or, where permitted by applicable law and the Merger Agreement, waived by the Purchaser, in order to permit the satisfaction of such conditions; provided, however, that in no event will the Purchaser be required to extend the Offer to a date later than October 23, 2015 (the “Outside Date”) and the Purchaser’s obligation to extend the Offer is further limited as described below and in the Offer to Purchase. For purposes of the Offer, as provided under the Securities Exchange Act of 1934, as amended (together with all rules and regulations promulgated thereunder, the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right to increase the Offer Price, make any other change in the terms and conditions of the Offer or waive any of the conditions to the Offer, in whole or in part and at any time and from time to time, in the Purchaser’s sole discretion; provided, however, that unless otherwise contemplated by the Merger Agreement or as previously approved by the Company in writing, the Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (other than adding consideration), (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition or the Required Governmental Approval, (v) add to or amend any of the other conditions and requirements to the Offer described in the Offer to Purchase in a manner that is material and adverse to the holders of Shares, (vi) extend the Offer except as otherwise provided in the Merger Agreement; or (vii) otherwise amend the Offer in any manner that is material and adverse to the holders of Shares.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Each of the time periods described in this and the foregoing three paragraphs shall be calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

No alternative, conditional or contingent tenders will be accepted. In order for a Company stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•	for Shares held as physical certificates, the certificates representing tendered Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary before the Expiration Date;

•	for Shares held directly in book-entry form in an account with the Company’s transfer agent, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary, and such Shares must be delivered according to the book-entry transfer procedures described in the Offer to Purchase, in each case before the Expiration Date;

•	for Shares held through a broker, dealer, commercial bank, trust company or other nominee, the stockholder must contact such nominee and give instructions to tender such Shares;

•	for Shares tendered by a Notice of Guaranteed Delivery (as defined in the Offer to Purchase), the tendering stockholder must comply with the guaranteed delivery procedures; and

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after June 5, 2015 (i.e., after 60 calendar days from the commencement of the Offer), unless such Shares have already been accepted for payment by the Purchaser pursuant to the Offer by the end of June 5, 2015. For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described the Offer to Purchase.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion. The Purchaser reserves the absolute right to reject any and all tenders determined by the Purchaser not to be in proper form or the acceptance for payment of which may, upon the advice of counsel, be unlawful.

None of the Purchaser, Parent, Avago, the Depositary, the Information Agent (as defined below), the Dealer Manager (as defined below) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by the Purchaser in its sole discretion.

The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder (as defined in the Offer to Purchase) will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. For a more detailed description of the material U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of tendering or exchanging Shares pursuant to the Offer or the Merger or exercising appraisal rights.

The Offer to Purchase, the Letter of Transmittal and Emulex’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Board of Directors of Emulex and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Except as set forth in the Offer to Purchase, neither Avago, Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, New Jersey 07310

Banks, Brokers and Shareholders

Call Toll-Free: (866) 695-6078

Or Contact via E-mail at: emulex@georgeson.com

The Dealer Manager for the Offer is:

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Banks, Brokers and Stockholders

Call Toll-Free: (888) 610-5877

April 7, 2015